

Trinity Mirror plc

SEC MAIL
RECEIVED
PROCESSING
DEC 07 2006
WASH. D.C.
213
SECTION

27 November 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,


06019169

Alexandra Sufit

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 330 10p Ordinary shares in the Company at the price of £4.8825p each. The purchase was made pursuant to an irrevocable mandat given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 10,201 shares in the Company.

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